February 24, 2016	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Via EDGAR System

Mr. John Ganly U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	YCG Funds (File Nos. 333-183956 and 811-22748)
Preliminary Proxy Statement on Schedule 14A
Filed February 12, 2016

Dear Mr. Ganly:

On behalf of our client, YCG Funds and its series, the YCG Enhanced Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement referenced above (the “Proxy Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

General Comments

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Ganly
U.S. Securities and Exchange Commission
February 24, 2016

Response:  We are authorized to acknowledge on behalf of the Fund that (1) the Fund, through their officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Proxy Statement to respond to the Staff’s comments.

Proxy Statement on Schedule 14A

3.  Please revise the disclosure that refers to the Fund’s diversification policy as incorrect or a clerical error so that it refers to resolving the inconsistency between the policy and the Fund’s stated intent to be a “non-diversified” fund.  As we discussed, it is not clear how the policy came to be in the Fund’s Statement of Additional Information, and it is not necessary to resolve that question in this filing.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

4.  Please revise the Proxy Statement to add an express proposal for adjourning the special meeting.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

5.  With regard to the answer related to what happens if shareholders do not approve the removal of the Fund’s diversification policy, please include this answer under a separate heading, labelled “What happens if the shareholders fail to approve the removal of the fundamental policy?”.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

Mr. Ganly
U.S. Securities and Exchange Commission
February 24, 2016

6.  Please revise the Proxy Statement to disclose the impact of broker non-votes and abstentions on the vote to approve the removal of the Fund’s diversification policy.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

7.  Please revise the Proxy Statement to add disclosure on what the Fund would have to do if it had to operate as a “diversified” fund.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

* * *

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer